# BDA ADVISORS INC.

(SEC I.D. No. 8-69049)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

**FOR THE YEAR ENDED DECEMBER 31, 2021**

**AND**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**AND**

**REVIEW REPORT REGARDING EXEMPTION PROVISIONS**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-69049 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BDA Advisors Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1270 Ave of the Americas, Ste 2901
(No. and Street)

| New York | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| William Pullano | 212-265-5300 | bpullano@bdapartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wei Wei & Co., LLP
(Name – if individual, state last, first, and middle name)

| 133-10 39th Ave | Flushing | NY | 11354 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | 2388 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, William Pullano, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BDA Advisors Inc., as of March 23, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LESLIE ALWADISH
Notary Public, State of New York
NO. 01AL4852847
Qualified in New York County
Commission Expires Feb. 10, 2026

Notary Public

Signature: [signature]

Title:
Senior Advisor - Finance / FINOP

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH Avenue
Flushing, NY 11354
Tel. (718) 445-6308
Fax. (718) 445-6760

• CALIFORNIA OFFICE
440 E Huntington Drive
Suite 300
Arcadia, CA 91006
Tel. (626) 282-1630
Fax. (626) 282-9726

• BEIJING OFFICE
11/F North Tower
Beijing Kerry Centre
1 Guanghua Road
Chaoyang District
Beijing, 100020, PRC
Tel (86 10) 65997923
Fax. (86 10) 65999100

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of BDA Advisors Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BDA Advisors Inc. as of December 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BDA Advisors Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basic for Opinion

These financial statements are the responsibility of BDA Advisors Inc.'s management. Our responsibility is to express an opinion on BDA Advisors Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BDA Advisors Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BDA Advisors Inc.'s financial statements. The supplemental information is the responsibility of BDA Advisors Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wei Wei & Co. LLP

We have served as BDA Advisors Inc.'s auditor since 2015.

Flushing, New York
March 21, 2022

**BDA ADVISORS INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2021**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 844,530 |
| Total Assets | $ | 844,530 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 327,702 |
| Total Liabilities | | 327,702 |
| Contingencies | | - |
| Common stock, no par value | | 60,000 |
| Retained earnings | | 456,828 |
| Total Shareholder's Equity | | 516,828 |
| Total Liabilities and Shareholder's Equity | $ | 844,530 |

See accompanying notes to the financial statements.

**BDA ADVISORS INC.**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

| | |
|---|---|
| Revenue | $ 1,170,918 |
| Expenses | |
| Salaries & benefits | 759,751 |
| Bonus | 278,667 |
| Rent | 84,000 |
| Professional & consulting fees | 25,332 |
| Office expenses | 11,736 |
| Regulatory fees | 10,690 |
| Total Expenses | 1,170,176 |
| Income from operations | 742 |
| Other income | 64,000 |
| Income before income taxes | 64,742 |
| Provision for income taxes | 75 |
| Net Income | $ 64,667 |

See accompanying notes to the financial statements.

**BDA ADVISORS INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

| | | |
|---|---|---|
| Cash Flows From Operating Activities: | | |
| Net Income | $ | 64,667 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease in receivables | | 51,346 |
| (Decrease) in accounts payable and accrued expenses | | (398,512) |
| Net Cash Used in Operating Activities | | (282,499) |
| Net Decrease in Cash | | (282,499) |
| Cash at beginning of the year | | 1,127,029 |
| Cash at end of the year | $ | 844,530 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for income taxes | $ | 40,048 |
| Cash paid for interest | $ | - |

See accompanying notes to the financial statements.

**BDA ADVISORS INC.**
**STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

| | Common Stock | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|
| Balance, January 1, 2021 | $ 60,000 | $ 392,161 | $ 452,161 |
| Net Income | - | 64,667 | 64,667 |
| Balance, December 31, 2021 | $ 60,000 | $ 456,828 | $ 516,828 |

See accompanying notes to the financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

BDA Advisors Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has 200 shares authorized and 20 shares issued and outstanding.

The Company is engaged in mergers and acquisitions ("M&A") advisory services, and is licensed to do private placements. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

### Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers" and all subsequent amendments to the ASU (collectively, Accounting Standards Codification ("ASC") 606), which is a single framework for recognizing revenue from contracts with customers that fall within its scope. ASC 606 requires entities to recognize revenue for the transfer of goods or services in an amount that reflects the consideration which the entity expects it is entitled to receive from customers in exchange for those goods or services. A customer is defined as a party that has contracted with an entity to obtain goods or services in the ordinary course of business in exchange for consideration. The following steps are to be applied:

1) Identify the contract(s) with a customer
2) Identify the performance obligation(s) in the contract
3) Determine the transaction price
4) Allocate the transaction price to the performance obligation(s) in the contract
5) Recognize revenue when (or as) the entity satisfies a performance obligation

The Company's revenues from contracts with its clients are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

### Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2021, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

### Receivables

Receivables are stated at cost, net of allowance for doubtful accounts if required. The Company reviews the accounts receivable periodically to assess collectability of the outstanding balances. The Company records an allowance for doubtful accounts when a client fails to make required payments and there is doubt about the collectability of individual balances. As of December 31, 2021, there were no accounts receivable and no bad debt allowance was required.

## 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $516,828, which was $494,981 in excess of its required minimum capital requirement.

## 4. INCOME TAXES

The Company is a C corporation and files federal Form 1120 U.S. Corporation Income Tax Return, NYS CT-4 General Business Corporation Franchise Tax Return, and New York City Corporation Tax Return. The Company recorded income tax expense of $75 in 2021,

## 4. INCOME TAXES (CONTINUED)

due to $64,000 of non-taxable income recorded upon forgiveness of the Company's Paycheck Protection Loan.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The 2018, 2019, and 2020 tax years are open and subject to examination by the taxing authorities. The Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

## 5. RELATED PARY TRANSACTIONS

### Expense Sharing Agreement

The Company extended its expense sharing agreement as of December 1, 2021 with BDA Partners Inc. ("Affiliate"). The Affiliate will continue to pay for the following expenses (salaries, benefits, IT, information and telecom, equipment, office supplies, travel and entertainment, furnishings, leasehold improvements, postage and delivery) on behalf of the Company. The value of these expenses cannot be easily determined.

The expense agreement is continuous until amended in writing by either party at their sole discretion.

The expenses paid by the Affiliate are billed directly to the Affiliate by the vendor or other party and any contracts or leases will be between the Affiliate and the vendor or other party. The Company has no obligation, directly or indirectly, to reimburse or otherwise compensate the Affiliate for paying these expenses.

From time to time, the Company receives client expense reimbursements and employee payroll withholdings related to benefits that were originally paid by the Affiliate. The Company also settles out of pocket travel and other expenses incurred by its employees and is reimbursed by the Affiliate for these in accordance with the Expense Sharing Agreement. The Company and the Affiliate settle any balances owed by one party to the other through periodic payments.

As of December 31, 2021, there was an amount payable to the Affiliate of $20,523, which has been included in accounts payable and accrued expenses on the balance sheet.

### Lease Agreement

The Company entered into a month to month lease agreement with the Affiliate on October 1, 2013, which the Company will pay rent to the Affiliate of $7,000 per month. Rent expense was $84,000 for the year ended December 31, 2021. As the lease agreement is on a month to month basis and there are no legally enforceable obligations of the Company,

## 5. RELATED PARTY TRANSACTIONS (CONTINUED)

the Company elected not to recognize a right-of-use asset and a lease liability under the new lease accounting standard in accordance with FASB ASC 842-20-25-2.

**Consulting Arrangements with Related Parties**

The Company has a consulting agreement with BDA Partners Ltd., its Hong Kong based Parent.

The Parent, in connection with its subsidiaries, will perform work in Asia and Europe, from time to time, in connection with the Company's M&A engagements. A fee is paid to the Parent by the Company in relation to the volume of work performed by the Parent and subsidiaries, and the global profitability of the BDA group of companies, as determined each year. The fees, if any, are included in the income statement as part of "Allocated expenses to related parties." For the year ended December 31, 2021, there were no expenses allocated to the Company.

The Company performs M&A advisory work in the United States, from time to time, in connection with the Parent's M&A engagements. A fee is paid to the Company from the Parent in relation to the volume of work performed by the Company and the BDA group of companies, as determined each year. The M&A advisory revenue, if any, is included in the income statement as part of revenue. The Company earned revenue from the Parent totaling $1,170,918 during the year ended December 31, 2021.

## 6. CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with a financial institution. The Company monitors the credit quality of the financial institution and does not anticipate any exposure. The cash balance in each financial institution is insured by the FDIC up to $250,000. There was $594,000 in excess of insured limits as of December 31, 2021.

## 7. FAIR VALUE MEASUREMENTS

The Company follows the FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities.

As of December 31, 2021, none of the assets and liabilities were required to be reported at fair value on a recurring basis. Carrying values of non-derivative financial instruments, including (as applicable) cash, receivables, accounts payable and accrued expenses,

## 7. FAIR VALUE MEASUREMENTS (CONTINUED)

approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2021.

## 8. RETIREMENT PLAN

From January 1, 2021 until October 1, 2021, the Company offered a defined contribution qualified 401(k) plan for eligible employees, who have attained a minimum of six months of service and who are at least 21 years of age. Employees may contribute to the plan an amount ranging from 1% to 92% of their compensation with a maximum of $19,500 for 2021. Participants who will have reached the age of 50 before the close of the plan year are eligible to make up to $6,500 of additional contributions. The Company provides a matching contribution of 100% of the first 3% of employee contributions for the year, plus 50% of employee deferrals that exceed 3% but do not exceed 5% of total compensation for the year.

Beginning October 1, 2021 the Company offered a defined contribution qualified 401(k) plan ("New Plan") for all employees who are at least 20 years of age. Employees are eligible upon commencement of their employment with the Company, and may contribute to the plan a % of their compensation or a fixed dollar amount, up to a maximum of $19,500 for 2021. Participants who will have reached the age of 50 before the close of the plan year are eligible to make up to $6,500 of additional contributions. The Company provides a matching contribution of 100% of the first 3% of employee contributions for the year, plus 50% of employee deferrals that exceed 3% but do not exceed 5% of total compensation for the year.

Employee contributions and Company matching contributions are invested at the direction of the employee into one or more of the New Plan's investment funds. The Company's total matching contributions were $28,000 for the year ended December 31, 2021.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 21, 2022, the date on which these statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

## 10. RISKS AND UNCERTAINTIES – COVID-19

Subsequent to December 31, 2021, the COVID-19 pandemic continues to impact economic conditions in markets in which we operate. Through March 21, 2022, COVID-19 hasn't impacted our business in a material way. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects in the future will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.

**BDA ADVISORS INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2021**

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Total shareholder's equity | $ | 516,828 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Receivables from non broker-dealers | | - |
| Net capital before haircuts on securities positions | | 516,828 |
| Haircuts on securities positions | | - |
| Undue concentration | | - |
| Net Capital | $ | 516,828 |
| AGGREGATE INDEBTEDNESS: | | |
| Items included in the balance sheet: | | |
| Accounts payable and accrued expenses | $ | 327,702 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required based on AI (6-2/3% of aggregate indebtedness) | $ | 21,847 |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 494,981 |
| Net capital less greater of 10% of total AI or 120% of min. net capital | $ | 484,058 |
| Percentage of aggregate indebtedness to net capital is | | 63% |

There are no material differences between the preceding computation and the Company's amended corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021 filed on March 18, 2022.

See report of independent registered public accounting firm.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH Avenue
Flushing, NY 11354
Tel. (718) 445-6308
Fax. (718) 445-6760

• CALIFORNIA OFFICE
440 E Huntington Drive
Suite 300
Arcadia, CA 91006
Tel. (626) 282-1630
Fax. (626) 282-9726

• BEIJING OFFICE
11/F North Tower
Beijing Kerry Centre
1 Guanghua Road
Chaoyang District
Beijing, 100020, PRC
Tel (86 10) 65997923
Fax. (86 10) 65999100

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and
Shareholder of BDA Advisors Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of BDA Advisors Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to acknowledge that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year end December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

WEI WEI & CO., LLP

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wei Wei & Co. LLP

Flushing, New York
March 21, 2022

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH Avenue
Flushing, NY 11354
Tel. (718) 445-6308
Fax. (718) 445-6760

• CALIFORNIA OFFICE
440 E Huntington Drive
Suite 300
Arcadia, CA 91006
Tel. (626) 282-1630
Fax. (626) 282-9726

• BEIJING OFFICE
11/F North Tower
Beijing Kerry Centre
1 Guanghua Road
Chaoyang District
Beijing, 100020, PRC
Tel (86 10) 65997923
Fax. (86 10) 65999100

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of BDA Advisors Inc.

We have reviewed management's statements, included in the accompanying Exemption, in which (1) BDA Advisors Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BDA Advisors Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) BDA Advisors Inc. stated that BDA Advisors Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. BDA Advisors Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BDA Advisors Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
March 21, 2022

SIPC-7 (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended Dec 31 2021

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BDA Advisors Inc.
1270 Ave of the Americas Ste 2901
New York, NY 10020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bill Pullano (212) 265-5300

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $1,756 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**) 27-Jul-2021 Date Paid | (712) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 1,044 |
| E. | Interest computed on late payment (see instruction E) for______days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $1,044 |

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☑
**Total (must be same as F above)** $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BDA Partners Inc.
(Name of Corporation, Partnership or other organization)

William Pullano — Digitally signed by William Pullano Date: 2022.02.24 16:05:37 -05'00'
(Authorized Signature)

Senior Advisor - Finance (FINOP)
(Title)

Dated the 24 day of February, 20 22.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $1,170,918 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $1,170,918 |
| 2e. General Assessment @ .0015 | $1,756 |
| | (to page 1, line 2.A.) |

BDA

**Assertions Regarding Exemption Provisions**

We, as members of management of BDA Advisors Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements require a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is a review report prepared by an independent registered public accounting firm based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending January 1, 2021 through December 31, 2021.

BDA Advisors Inc.

By: ______________________

William R. Pullano, FINOP

March 21, 2022

1270 Avenue of the Americas, Suite 2901, New York NY 10020
Tel: 212 265 5300